新世界發展有限公司
New World Development Company Limited

04 MAR 31 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

March 20, 2004

04010997

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Interim Results Announcement 2003/2004 of the Company dated March 18, 2004 in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Hong Kong Stock Code: 0017)

Interim Results Announcement 2003/2004

RESULTS

The Directors announce that the unaudited results of the Group for the six months ended 31 December 2003 were as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Six months ended 31 December 2003 HK$m	2002 HK$m (As restated)
Turnover	3	11,381.1	10,961.6
Cost of sales		(8,983.1)	(8,397.9)
Gross profit		2,398.0	2,563.7
Other revenues		2.0	20.1
Other (charge)/income	4	(49.3)	7.0
Selling and marketing expenses		(241.5)	(206.9)
Administrative expenses		(504.7)	(458.6)
Other operating expenses		(1,036.0)	(1,244.0)
Operating profit before financing costs and income	3	568.5	681.3
Financing costs		(522.0)	(860.0)
Financing income		134.4	189.5
Operating profit	5	180.9	10.8
Share of results of			
Associated companies		[illegible]	235.4
Jointly controlled entities		[illegible]	284.6
Profit before taxation		[illegible]	530.8
Taxation	6	(255.8)	(281.2)
Profit after taxation		542.6	249.6
Minority interests		(305.9)	(235.1)
Profit attributable to shareholders		236.5	14.5
Interim dividend		69.1	131.5
Earnings per share	7		
Basic		HK$0.10	HK$0.01
Fully diluted		N/A	N/A
Interim dividend per share		HK$0.02	HK$0.06

Notes:

1. The interim results have not been audited.

2. **Changes in accounting policy**

   SSAP 12 "Income taxes"

   In order to comply with Statement of Standard Accounting Practice 12 "Income taxes" issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax with effect from 1 July 2003. A balance sheet method is used to recognise deferred tax in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. The effect of adopting the new accounting policy has been applied retrospectively. The profit for the six months ended 31 December 2002 has been reduced by HK$38.0 million. Certain comparative figures have been adjusted accordingly.

3. **Segment information**

   The Group's turnover and contribution from operations are analysed as follows:

   a *Business segments*

	Property investment and development HK$m	Service HK$m	Infrastructure HK$m	Telecommunications HK$m	Department stores HK$m	Others HK$m	Eliminations HK$m	Consolidated HK$m
Six months ended 31 December 2003								
External sales	1,655.0	5,724.9	244.7	1,356.7	1,571.5	828.3	—	11,381.1
Inter-segment sales	53.3	661.2	—	3.6	—	—	(718.3)	—
Total turnover	1,708.1	6,386.1	244.7	1,360.3	1,571.5	828.3	(718.3)	11,381.1
Segment results	301.9	344.9	106.7	37.4	14.3	14.7		634.3
Other (charge)/income								(49.3)
Unallocated corporate expenses								(216.5)
Operating profit before financing costs and income								568.5
Six months ended 31 December 2002								
External sales	1,051.8	6,063.7	265.3	1,361.6	1,557.0	649.2	—	10,961.6
Inter-segment sales	53.2	506.2	—	5.0	—	—	(564.4)	—
Total turnover	1,105.0	6,569.9	265.3	1,366.6	1,557.0	649.2	(564.4)	10,961.6
Segment results	323.2	415.8	106.7	92.6	(71.7)	38.6		913.2
Other (charge)/income								7.4
Unallocated corporate expenses								[illegible]
Operating profit before financing costs and income								681.3

   b *Geographical segments*

	Turnover HK$m	Operating profit/(loss) before financing costs and income HK$m
Six months ended 31 December 2003		
Hong Kong and Southeast Asia	8,149.6	577.0
Mainland China	3,231.5	(8.5)
	11,381.1	568.5
Six months ended 31 December 2002		
Hong Kong and Southeast Asia	8,480.6	991.7
Mainland China	2,481.0	(310.4)
	10,961.6	681.3

4. **Other (charge)/income**

	Six months ended 31 December 2003 HK$m	2002 HK$m
Amortisation of goodwill:		
A jointly controlled entity	[illegible]	(0.5)
Subsidiaries	[illegible]	(4.5)
Dilution loss on disposal of a subsidiary	[illegible]	(0.3)
Write back of impairment loss of:		
Goodwill	[illegible]	2.1
Other investments	[illegible]	2.2
Impairment loss on:		
Fixed assets	[illegible]	(35.0)
Other investments	[illegible]	(180.9)
Loss on disposal of:		
Associated companies	[illegible]	—
Fixed assets	[illegible]	—
Other investments	[illegible]	(41.8)
Subsidiaries	[illegible]	—
Profit on disposal of:		
Associated companies	[illegible]	—
Fixed assets	[illegible]	—
Jointly controlled entities	[illegible]	9.9
Other investments	[illegible]	280.5
Subsidiaries	[illegible]	17.5
Provision for:		
Amount due from joint venture	[illegible]	—
Doubtful debts	[illegible]	—
Provision for investment in:		
Deposit paid for joint venture	[illegible]	(18.6)
Jointly controlled entities	[illegible]	(76.9)
Properties held for sale	[illegible]	(2.6)
Unlisted shares	[illegible]	(4.0)
Share of results of other investments	[illegible]	—
Surplus on liquidation of a subsidiary	[illegible]	16.8
Write down of stocks to net realisable value	[illegible]	—
Write back provision for diminution in value of:		
Jointly controlled entities	[illegible]	20.3
Properties held for sale	[illegible]	22.8
Write back provision for:		
Advance to joint venture	[illegible]	—
Doubtful debts	[illegible]	—
Other investments	[illegible]	—
	[illegible]	7.0

5. **Operating profit**

   Operating profit of the Group is arrived at after charging the following:

	Six months ended 31 December 2003 HK$m	2002 HK$m
Cost of inventories sold	[illegible]	1,683.6
Depreciation		
Leased fixed assets	[illegible]	21.2
Owned fixed assets	[illegible]	583.6

6. **Taxation**

	Six months ended 31 December 2003 HK$m	2002 HK$m
Company and subsidiaries		
Hong Kong profits tax	[illegible]	117.7
Overseas taxation	[illegible]	7.0
Deferred taxation	[illegible]	50.7
Associated companies		
Hong Kong profits tax	[illegible]	38.6
Overseas taxation	[illegible]	0.2
Deferred taxation	[illegible]	(1.0)
Jointly controlled entities		
Hong Kong profits tax	[illegible]	15.7
Overseas taxation	[illegible]	31.7
Deferred taxation	[illegible]	20.6
	[illegible]	281.2

   Hong Kong profits tax is provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Deferred taxation has been provided on temporary differences using the current applicable rate. Tax on overseas profits is provided on the estimated profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

7. **Earnings per share**

   The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$236.4 million (2002: As restated HK$14.5 million) and the weighted average number of 2,288.8 million shares (2002: 2,156.4 million shares) in issue during the period.

   The conversion of the outstanding convertible bonds does not have any dilutive effect on the earnings per share for the current and previous period.

8. **Comparative figures**

   Certain comparative figures have been reclassified to conform with the current period presentation.

INTERIM DIVIDEND

The directors have declared an interim cash dividend of HK$0.02 per share for the financial year ending 30 June 2004 to shareholders registered on 5 May 2004. The dividend warrants will be despatched to shareholders on or about 21 May 2004.

BOOK CLOSE DATE

Book close dates (both days inclusive)	:	29 April 2004 to 5 May 2004
Latest time to lodge transfer with Share Registrar	:	4:30 p.m. on 28 April 2004
Address of Share Registrar	:	Tengis Limited Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the six months ended 31 December 2003. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the six months ended 31 December 2003.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

BUSINESS REVIEW

PROPERTY

Hong Kong Property Development

The Hong Kong property market was very encouraging in the fourth quarter of 2003. The launch of Parc Palais and Sky Tower captured enormous interest.

During the period under review, the Group's property sales revenues amounted to $387 million from Sereno Verde, La Pradera and Monte Carlton.

The Group now has 6 million sq. ft. development projects in progress. At present, the Group's agricultural land bank amounts to 19.7 million sq. ft., of which 10.6 million sq. ft. is under the land use conversion process.

Development projects	Attributable GFA (sq. ft.)
Urban projects	3,080,753
NT projects	2,847,275
Total	5,928,028

Hong Kong Property Investment

Rental revenue for the Group's Hong Kong investment properties amounted to $440 million for the period under review.

Shopping Malls

Discovery Park Shopping Mall and Telford Plaza recorded 90% and 100% occupancy respectively, while New World Centre shopping mall was 88% leased.

New World Centre is expected to benefit from greater accessibility and higher pedestrian traffic with the scheduled completion of the KCR East Tsim Sha Tsui Station and its associated road works in 2004. Scheduled to open in April 2004, the adjacent Avenue of Stars, a major new attraction donated by the Group to honour Hong Kong's film professionals, is expected to be a big draw for tourists and locals alike.

Offices

The increase in office space supply puts pressure on both rental rates and occupancy. With a slight drop of 3% in rental rates, New World Tower attained occupancy of 87% whilst New World Centre office buildings maintained 70%.

Hotels and Restaurants

The Group's hotel portfolio consists of 14 hotels in Hong Kong, Mainland China and Southeast Asia. During the period under review, Hong Kong's visitor arrivals were boosted by a dramatic increase in Mainland travellers under the new policy for individual travellers from selected cities. Room rates for the Group's hotels in Hong Kong were recovering with steady occupancy. Moreover, the performance of our hotels in Mainland China and Southeast Asia remained stable.

Mainland China Property

During the period under review, New World China Land ("NWCL") completed 9 property development projects of 431,125 sq.m., an increase of 29% from that of last interim period.

Projects	Usage	Total GFA (sq.m.)	NWCL's interest %
Beijing Xin Kang Garden Phase III	Residential	83,318	70
Chateau Regalia Beijing	Residential	121,505	100
Jinan Sunshine Garden Phase I	Residential	25,806	65
Tianjin New World Garden Phase I	Residential	22,862	60
Wuhan Menghu Garden Phase 1A	Residential	12,098	100
Shenyang New World Garden Phase IC (Area D)	Residential	98,023	90
Guangzhou Xintang New World Garden Phase II	Residential	19,504	60
Shunde New World Convention & Exhibition Centre Phase II	Residential	20,527	35
Huiyang Palm Island Golf Resort Phase I & II	Residential	27,482	34
Total		431,125	

NWCL continued to place emphasis in building up a strong rental base in Mainland China with the completion of the final 110,049 sq.m. at Hong Kong New World Tower in Shanghai

SERVICE

For the six months under review, Hong Kong gradually recovered from the economic downturn as a result of SARS. Most of the service business units achieved excellent results, especially the Hong Kong Convention and Exhibition Centre ("HKCEC"). HKCEC captured $42 million more in revenues over the same period last year, representing a 12% increase.

Construction operations were still struggling under tough construction market conditions in Hong Kong. The Group intends to increase its participation in Mainland China. In addition to forming wholly foreign-owned enterprises in Beijing, we have also invested a 10% interest in one of the largest Mainland China construction groups, China Construction Third Engineering Bureau Co.

New World First Bus Services Limited, the major contributor to our transport business, returned to a pre-SARS patronage level at the end of 2003. Furthermore, our transport business has undergone a reorganization to form a joint venture with a subsidiary of Chow Tai Fook Enterprises Limited to obtain the synergistic benefits.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

Interim Results Announcement 2003/2004

INFRASTRUCTURE

For the infrastructure division, all businesses showed an improvement in operations during the period under review. Zhujiang Power Station Phase I and II recorded a 22% increase in electricity sold. For the water treatment and waste management operations, the projects also posed steady growth. Guangzhou City Northern Ring Road, the highest contributor to the roads and bridges business, had a 15% increase in toll income. We are in the process of disposing of 13 toll road projects in Zhaoqing and the Wuhan Bridge.

PORTS

Our ports operations in Hong Kong faced the dual challenges of the SARS impact and the slowing throughput in Hong Kong. However, our port operations in Mainland China remained robust and continued to increase its contribution to the Group. Xiamen and Tianjin ports recorded throughput growth of 39% and 16% respectively.

TELECOMMUNICATIONS

New World Mobility

New World Mobility ("NWM") provided steady revenue to the Group. The subscriber base of NWM grew from 990,000 in June 2003 to 1.2 million in December 2003 with 40% prepaid customers.

During the period under review, NWM reinforced its position as an innovative service provider by launching a number of new initiatives. The company regrouped its multimedia value-added services under the brand-new "M kee" service platform, giving customers easier access to their desired services with an icon-based colour WAP interface.

In the face of the launch of 3G mobile services in Hong Kong, the Group believes that providing services tailored to customer needs via NWM's existing 2.5G network will remain the most cost-effective strategy for staying competitive in the market.

New World Telecommunications

The IDD rates of New World Telecommunications ("NWT") dropped 24%. NWT made significant progress in launching its new market strategies over the last six months in corporate, carrier and personal businesses. We are currently servicing over 200,000 fixed lines, up 23% in 6 months.

In the corporate market, NWT successfully unveiled "Managed Network" in November 2003, an innovative service delivering one of the most advanced and comprehensive portfolios of managed end-to-end telecom and IT solutions.

On the international front, NWT had established bilateral relationships with more than 100 incumbent and other key operators. An agreement signed with China Netcom in November 2003 has enabled NWT to position itself to capture the massive business opportunities arising from CEPA.

DEPARTMENT STORES

During the period under review, total sales of New World Department Stores ("NWDS") amounted to $1.5 billion, up 16% year-on-year. Currently, NWDS is operating 15 department stores with a total GFA of 4,610,000 sq.ft. in nine Mainland cities and Hong Kong.

NWDS opened its third store in Shanghai in the city's Hongkou district in October 2003. The Group plans to open three more stores by end-2004.

OTHER

New World TMT

New World TMT ("NWTMT") completed its evolution from an infrastructure company to a telecommunications, media and technology enterprise. Armed with a clear focus, NWTMT aims to take advantage of significant technology investments to develop opportunities in the telecom and media sectors in concurrence with regulatory guidelines established by authorities in Mainland China.

New World China Enterprises

Since the inception of New World Liberty China Ventures Limited in December 2000, ten projects have been invested in and 65% of the initial US$150 million capital has been invested in small and medium-size enterprises in China. Amongst the investments, healthcare and automobile downstream services achieved steady growth.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 December 2003, the Group's consolidated net debt amounted to $30,130 million (30 June 2003: $31,231 million), translating into a gearing ratio of approximately 63%. The proposed 2:5 rights issue, if approved by shareholders, will raise $5.3 billion to further strengthen the Group's balance sheet and improve its liquidity.

The Group has maintained a balanced debt profile with adequate risk diversification through a preferred mix of fixed and floating rate debt.

Net Debt (HK$m)	As at 31 December 2003	As at 30 June 2003
Consolidated net debt	[illegible]	[illegible]
NWSH (stock code: 659)	[illegible]	[illegible]
NWCL (stock code: 917)	[illegible]	[illegible]
NWTMT (stock code: 301)	[illegible]	[illegible]
Net debt (excl. listed subsidiaries)	[illegible]	[illegible]

Source of Borrowings

As at 31 December 2003, around 30% of the total outstanding loans were secured by the Group's assets.

Interest Rate and Maturity Profile

As at 31 December 2003, $11,594.5 million of debt will be due within the next twelve months. Our cash on hand as of 31 December 2003 was $5,286.1 million.

This combination of cash on hand, together with cash inflow from operations and our remaining undrawn banking facilities, should enable the Group to satisfy its debt repayment commitments and working capital requirements.

Approximately 78% (78% in FY2003) of the Group's total debt is on a floating rate basis, whilst fixed rate borrowings are mainly related to the Group's RMB loan facilities and convertible bonds. With a larger portion of floating rate debt, our interest outlay is set to drop further in line with falling interest rates.

OUTLOOK

With the revival of the Hong Kong economy and the continuing prosperity in Mainland China, we are optimistic about the economy of the Greater China region.

The Hong Kong economy maintains its momentum since its rebound in the last quarter of 2003. The property market is growing steadily. In year 2004, we plan to launch 9 property development projects providing approximately 1.6 million sq. ft. Furthermore, to maintain a reasonable development schedule, we are actively negotiating on agricultural land conversion.

Projects	Location	GFA (sq. ft.)	No. of Units	NWD's Interest %	NWD's attributable GFA (sq. ft.)
33 & 35 Island Road	Southern District	43,067	10	43.0	18,519
2 Park Road	Mid-Levels	120,904	148	100.0	120,904
11 Bonham Road	Mid-Levels	123,142	128	70.0	86,199
Kennedy Town Redevelopment	Western District	675,913	1,174	100.0	675,913
6-10 Black's Link	Southern District	34,762	8	80.0	27,810
2-4 Caldecott Road, Piper's Hill	Kowloon	77,210	88	33.3	25,711
Tseung Kwan O Area 55b	Tseung Kwan O	914,079	1,472	45.0	411,336
Lot No. 3569 in DD129, Lau Fau Shan	Yuen Long	66,520	168	100.0	66,520
3 Tuen Kwai Road, Fu Tei	Tuen Mun	204,632	320	96.5	197,388
Total		2,260,229	3,516		1,630,300

In Mainland China, we expect to complete 10 development projects of approximately 627,854 sq.m. in the second half of FY2004.

Projects	Usage	Total GFA (sq. m.)	NWCL's interest %
Beijing Xin Yu Garden Block 3 & 4	R, C, O	71,814	70
Tianjin New World Garden Phase II	R, C	79,531	60
Dalian Manhattan Tower II	R	37,109	88
Dalian New World Plaza Remaining Phases	O	15,218	88
Nanjing New World Centre	R	68,701	92
Guangzhou New World Oriental Garden Phase I	R	115,587	100
Guangzhou Central Park-view Phase I	R, C	171,011	91
Guangzhou Covent Garden Phase II	R	25,786	60
Guangzhou Xintang New World Garden	R	30,217	60
Huiyang Palm Island Golf Resort Phase III	R	12,880	34
Total		627,854	

C : *Commercial*
O : *Office*
R : *Residential*

We are actively looking for growth opportunities in infrastructure and ports projects in Mainland China, while at the same time seeking to enhance and expand our service businesses in Hong Kong.

Our energy business will benefit from the increasing electricity demand in Guangdong and Macau. Furthermore, in line with the Central Government's policy for the privatization of utility assets, more Mainland China cities are offering their water and waste water assets for sale. Efforts will be directed to prospective projects that reach our investment benchmark.

New World Department Stores are expected to benefit from the booming consumer market in Mainland China. Our hotels in Hong Kong will benefit from the improving relaxed policy of Mainland travellers.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 18 March 2004